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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: October 2008	Commission File Number: 1-12384

 SUNCOR ENERGY INC.
(Name of registrant)

 112 Fourth Avenue S.W.
P.O. Box 38
Calgary, Alberta
Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                                                         Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes ☐                                                                                    No ☑

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

        N/A

 CONTROLS AND PROCEDURES

A.
Disclosure Controls and Procedures

  See page 14 of Exhibit 99.2.

B.
Changes in Internal Control Over Financial Reporting

  See page 14 of Exhibit 99.2.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.
Date: October 29, 2008
	By:	/s/ TERRENCE J. HOPWOOD Terrence J. Hopwood Senior Vice President and General Counsel

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release Including 2008 Outlook
99.2	Interim Management's Discussion and Analysis for the third fiscal quarter ended September 30, 2008
99.3	Interim Unaudited Financial Statements of Suncor Energy Inc. for the nine months ended September 30, 2008
99.4	Certification of the President and Chief Executive Officer
99.5	Certification of the Senior Vice President and Chief Financial Officer

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CONTROLS AND PROCEDURES
SIGNATURES
EXHIBIT INDEX